Exhibit 4.8

FMRS-HR-RT.1.3-1

OFFER LETTER

RENESOLA (HQ-SG)No. 201401001

Mr.Wu Chin Cheng

We are pleased to confirm with you on the offer terms of employment with Renesola Singapore Inc (hereinafter referred to as “Renesola” or “the company”). This offer is further contingent upon successful completion of Reference checks which should be conducted after your authorization, and will be invalid before the signature of both parties.

1.	Position: You shall be entitled a full time position as Global Sales&Marketing VP , report to CEO, Mr Li Xian Shou or any person designated by the company in the future.

2.	Location

You will be based at Shanghai Office and Renesola reserves the right to transfer or relocate employees as needed, subject to the company’s HR Policy.

3.	Compensation and Benefits

3.1	Basic salary

You shall be entitled to annual base salary of US dollar $[intentionally left blank] and allowance package $[intentionally left blank] per calendar year.

Above will be paid as monthly package of US dollar $[intentionally left blank] which including social insurance, gasoline, meal, accommodation allowance etc according to company’s C&B policy, will be reviewed yearly based on corporate profitability and personal performance.

3.2	Incentive Bonus

You shall be entitled to an annually bonus plan defined for Global Sales & Marketing VP position which based on your personal performance and corporate profitability within the scheme of corporate business incentive policy. For employees who work less than a full year, the bonus amount will be prorated based on the actual months worked in any given year.

3.3	Stock options

The stock option entitled to you is total [intentionally left blank] ordinary shares with a vesting period of 5 years. Strike price is the close price of the open market on the date of the option agreement to be entered by grantee and the company according to the Incentive Share Option Plan. The ratio of the company is currently running 1 ADS = 2 ordinary shares.

3.4	Insurance and Benefit

You shall be entitled to Renesola Singapore’s employee benefit plans and programs. According to Singapore tax law, if you stay in Singapore less than 30 days within 1 year, there is no income tax contribution .Any other insurance acquired by applicable laws and regulations is already contained in the monthly salary and should be declared to applicable government on your own.

Company will equip you a car for daily commute and short-haul travel, cover the maintenance and repair. Company will sponsor your mobile telecom bills for business.

•	ReneSola(HQ-SG)No. 201401001 OFFER LETTER ANHANG

3.5	Individual income tax and other deductions

All compensation, allowance and benefits defined above are amounts before tax, contain all insurance, individual income tax and other charges which the employee are required by applicable laws and regulations to pay, subject to normal federal, state and local (as applicable) deductions and tax withholdings.

4.	Business trip expenses

To the extent you are asked to travel by the Company, the Company will reimburse your reasonable transportation, accommodation and meal expenses according to company’s related policy.

5.	Terms of employment

5.1	The contract period is 3 years from commencement date. You shall be granted with 6 months probation, 15 days fully paid vocation as Annual Leave per year. The termination notice period will be set into effective according to Singapore applicable law.

5.2	Your employment with ReneSola is contingent upon applicable laws of Singapore and the successful completion of satisfactory reference check report. You will be required to provide documents verifying your identity and eligibility to work and travel upon hire and first day of employment.

5.3	Your conducts should and must comply with the corresponding requirements set forth in Contract and corporate regulations. During the term of service, without prior written approval of the company, you cannot and shall not work for or provide service to the third party.

5.4	In the event of resignation or termination of your current position with Renesola, we reserve the right to direct you to not taking certain roles with certain companies in compliance with company’s confidentiality policies. The reservation will be limited to a time frame which will be stated in the final agreement between you and Renesola.

5.5	This position should be subjected to flexible working hour system. You shall make coordination on the working time which should be subjected to the necessity of business and management and no additional compensation will be granted for overtime.

5.6	The content of this Offer Letter is confidential. Please don’t share with other employees except your immediate supervisor and Compensation & Benefits specialists. Your employment with ReneSola is contingent upon satisfactory reports on reference check and subject to passing the pre-employment physical examination.

5.7	Representations

You hereby represent and undertake that you are not bound by any restrictions for accepting this offer letter. Such restrictions shall include but not limited to any non-compete agreement, non-disclosure agreement, or other agreements of a similar nature or covering relevant restrictions, with any third party. Such representation and undertaking is the pre condition and base for us to provide you with this offer and establish the employment or engagement relationship with you.

6	On boarding list

Please provide documents as below when on board:

a) Four passport photos;

b) The original and hard copy of education certificate;

c) The original copy of Passport;

d) Reference documents of your current salary package and Labor contract termination;

e) Applicable personal bank account;

f) Reports of Physical examination in latest 3 months(conditional)

•	ReneSola(HQ-SG)No. 201401001 OFFER LETTER ANHANG

Hereby we are sincerely looking forward you to join us and expecting the brilliant prospect of Renesola with your intelligence, execution and determination. We anticipate your first day of employment on 17th of Feb, 2014 and would like to confirm with you personally on your availability to start. If you accepted all the terms and conditions as above, please sign below and return to the recruiter before 14th of Jan, 2014, otherwise this offer will be invalid. If you have any further question on this Offer Letter and terms related, please feel free to contact us.

Renesola Ltd

/s/ Lian Xiahe	/s/ Li Xianshou

Lian Xiahe	Li Xianshou

HR VP	CEO

Hereby, I, WU CHIH-CHENG of Passport No._______________________ Accept this offer of employment under the terms and conditions specified above.

I shall report to work on Feb. 17, 2014 with required papers.

Signature: /s/ WU CHIH CHENG	Date: Feb 17, 2014

Page 3